Strayer Education, Inc.
                            Making education achievable for working adults

July 9, 2013

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Strayer Education, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 19, 2013
File No. 000-21039

Dear Mr. Spirgel:

On behalf of Strayer Education, Inc. (“Strayer” or the “Company”), we respectfully submit below Strayer’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated July 1, 2013 and Strayer’s proposed compliance with such comments in future filings.  For your convenience, we have set forth below the Staff’s comment in italics, followed by Strayer’s response thereto.

1.
If material, disclose how changes to the availability of Pell Grant awards and Federal Direct Student Loans will impact your operations. We note the disclosure on page 43 that you experienced a continued mix shift toward graduate and corporate sponsored students during the reported financial periods.

In future filings, to the extent material, the Company will provide a discussion of how changes in the availability of Pell Grant awards and Federal Direct Student Loans will impact our enrollment, financial condition, results of operations and cash flows.   We note that prior eligibility changes in April 2011 and July 2012 did not have a material impact on our business and that we are unable to predict what future policy changes may be, what effect they may have, and how material those effects may be.  However, we plan to disclose more information in future filings about these programs, and that prior changes did not (but future changes could) have a material impact on our operations.

2.
We note that on December 22, 2011 the Department of Education approved your Program Participation Agreement on a provisional basis. In your response, please confirm that obtaining Department of Education approval for substantial changes, including the addition of any new location, level of academic offering or non-degree program, is the only material additional condition you must comply with as a result of your provisional certification.

Mr. Larry Spirgel
July 9, 2013
Page
_________________________

The Company confirms that obtaining Department of Education approval for substantial changes, including the addition of any new location, level of academic offering or non-degree program, is the only material additional condition the Company must comply with as a result of the Company’s provisional certification.  The Company will include this clarification in future filings.

3.	Disclose the material terms of your second amended and restating revolving credit and term loan agreement.

In future filings the Company will describe in the Liquidity and Capital Resources section of the Management Discussion and Analysis the material terms of the second amended and restated revolving credit and term loan agreement, in language similar to those contained in Note 6 of our consolidated financial statements and first disclosed in our Form 8-K filed November 9, 2012, http://www.sec.gov/Archives/edgar/data/1013934/000115752312005936/a50468448.htm.

4.
Please expand your discussion of cash flows to more fully address material trends, including the decline in cash flow from operations over the reported periods. Refer to Item 303(a)(2)(ii) of Regulation S-K.

In future filings we will expand our discussion of cash flows to more fully address material changes in, and key factors that affect, cash flow from operations, as described in Item 303(a)(2)(ii) of Regulation S-K.  Although we are unable at this time to determine whether the recent changes in cash flow from operations constitute material trends that will continue, we will provide additional disclosure concerning material changes in our cash flow and, as appropriate, its constituent parts.

*  * *

Pursuant to your comment letter, on behalf of Strayer, we hereby acknowledge that:

• Strayer is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• Strayer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at 703-247-2514.  Thank you.

Very truly yours,

/s/ Mark C. Brown
Mark C. Brown
Executive Vice President and
Chief Financial Officer

2303 Dulles Station Boulevard • Herndon, VA 20171
Phone 703-247-2500 •  www.strayereducation.com